Exhibit 12

Genworth Financial, Inc.

Computation of Ratio of Income to Fixed Charges

(Amounts in millions)

	Years ended December 31,
	2006	2005	2004	2003	2002
Income from continuing operations before income taxes and accounting changes	$1,918	$1,798	$1,638	$1,382	$1,791
Fixed charges included in income from continuing operations:
Interest expense	364	293	217	140	124
Interest portion of rental expense	15	13	14	23	25

Subtotal	379	306	231	163	149
Interest credited to investment contractholders	1,522	1,425	1,432	1,624	1,645

Subtotal	1,901	1,731	1,663	1,787	1,794
Fixed charges included in income from discontinued operations:
Interest expense	—	—	—	12	16
Interest portion of rental expense	—	—	—	8	12

Subtotal	—	—	—	20	28
Interest credited to investment contractholders	—	—	—	68	79

Total fixed charges from discontinued operations	—	—	—	88	107

Total fixed charges	1,901	1,731	1,663	1,875	1,901

Income available for fixed charges (including interest credited to investment contractholders)	$3,819	$3,529	$3,301	$3,257	$3,692

Income available for fixed charges (excluding interest credited to investment contractholders)	$2,297	$2,104	$1,869	$1,565	$1,968

Ratio of income to fixed charges (including interest credited to investment contractholders)	2.01	2.04	1.98	1.74	1.94
Ratio of income to fixed charges (excluding interest credited to investment contractholders)	6.06	6.88	8.09	8.55	11.12